UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from              to             .

Commission file number 001-12658

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ALBEMARLE CORPORATION SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Albemarle Corporation

451 Florida Street

Baton Rouge, Louisiana 70801

ALBEMARLE CORPORATION SAVINGS PLAN

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Signatures

Exhibit

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the Albemarle Corporation Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Albemarle Corporation Savings Plan (the “Plan”) at December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Richmond, Virginia
June 28, 2010

ALBEMARLE CORPORATION SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2009 and 2008

(in US dollars)

	2009			2008
	Participant Directed	Nonparticipant Directed	Total	Participant Directed	Nonparticipant Directed	Total
Assets:
Investments, at fair value	$317,866,742	$104,592,785	$422,459,527	$259,193,222	$63,506,424	$322,699,646
Receivables:
Employer contributions	25,185	58,373	83,558	39,061	112,324	151,385
Employee contributions	111,240	—	111,240	206,703	—	206,703
Dividends and interest	147,486	—	147,486	145,254	—	145,254

Net assets at fair value	318,150,653	104,651,158	422,801,811	259,584,240	63,618,748	323,202,988

Adjustment from fair value to contract value for fully benefit-responsive investments contracts	4,901,944	—	4,901,944	11,986,115	—	11,986,115

Net assets available for benefits	$323,052,597	$104,651,158	$427,703,755	$271,570,355	$63,618,748	$335,189,103

The accompanying notes are an integral part of the financial statements.

ALBEMARLE CORPORATION SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the Year ended December 31, 2009

(in US dollars)

	Participant Directed	Nonparticipant Directed	Total
Additions:
Employee contributions	$16,122,366	$—	$16,122,366
Employer contributions	3,509,833	8,111,883	11,621,716

Dividends and interest	5,257,079	1,409,848	6,666,927
Net appreciation in fair value of investments	65,376,174	40,164,895	105,541,069

Subtotal of investment income	70,633,253	41,574,743	112,207,996

Total additions	90,265,452	49,686,626	139,952,078

Deductions:
Benefit payments	(41,181,901)	(6,208,093)	(47,389,994)
Administrative expenses	(47,171)	(261)	(47,432)

Total deductions	(41,229,072)	(6,208,354)	(47,437,426)

Transfers	2,445,862	(2,445,862)	—

Net increase	51,482,242	41,032,410	92,514,652

Net assets available for benefits, beginning of year	271,570,355	63,618,748	335,189,103

Net assets available for benefits, end of year	$323,052,597	$104,651,158	$427,703,755

The accompanying notes are an integral part of the financial statements.

ALBEMARLE CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan:

a.	General and Eligibility: The Albemarle Corporation Savings Plan (the “Plan”) is a defined-contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Merrill Lynch Bank and Trust Co., FSB (“Merrill Lynch”) serves as the Plan’s trustee and recordkeeper. Employees are eligible to become a Member of the Plan on their date of employment as a regular employee of Albemarle Corporation (the “Company” or “Albemarle”). Information regarding Plan benefits, priority of distributions upon termination of the Plan, and vesting is provided in the Plan agreement, which is available at the main office of the plan administrator at 451 Florida Street, Baton Rouge, Louisiana 70801.

b.	Contributions: Non-highly compensated participants can make a pre-tax election contribution ranging from a minimum of one percent (1%) to a maximum of fifty percent (50%) of salary. Albemarle matches 100% of the first 5% of the participant’s contribution. Contributions made by Albemarle are invested in the Albemarle Corporation Common Stock Fund (“Albemarle Stock”), which contains both participant and nonparticipant directed balances. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (“rollover contributions”). Participants who have reached age 50 before the end of the plan year are eligible to make catch-up contributions. The 2009 catch-up provision allows the employees to make an additional pre-tax or after-tax contribution of 1% to 50% of salary up to an annual maximum of $5,500. Such additional contribution does not qualify for matching contributions from the Company.

The Plan was amended March 15, 2004 to be effective as of April 1, 2004, to allow the Company to make additional contributions (“pension contributions”) to eligible participant accounts. Eligible participants are those hired or rehired on or after April 1, 2004. These participants are not eligible to participate in the Company’s defined benefit pension plans. The pension contribution made in cash by the Company to the eligible participants is equal to 5% of the participant’s base pay. The participant may direct the investment of the Company pension contributions into the Plan. The Plan was further amended November 14, 2006 with an effective date as of December 31, 2010 to allow participants hired prior to April 1, 2004 to be eligible to receive pension contributions on and after January 1, 2011, provided they meet certain eligibility requirements.

Effective January 1, 2007, the pension contributions will be increased from 5% to 6% for all eligible participants who have at least 10, but fewer than 20 years of service measured from their service date. The pension contributions will be 7% for all eligible participants who have at least 20 years of service measured from their service date. These increases will occur effective January 1 of the eligible participant’s 10th or 20th anniversary year, as appropriate.

ALBEMARLE CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan, continued:

Effective January 2, 2008, the Plan allows participants to make Roth 401(k) contributions. Under the Roth 401(k) contribution election, participants’ contributions are made from the after-tax contributions that will be tax-free at the time of distribution, whereas, the Plan previously only allowed traditional 401(k) contributions. Participants are allowed to elect both traditional 401(k) and Roth 401(k) contributions into the Plan. However, the total of the traditional 401(k) and Roth 401(k) contributions are not allowed to exceed the maximum contribution set for the Plan each year. Consistent with the traditional 401(k) contribution election, the Roth 401(k) contributions may be invested in any of the thirteen active funds.

c.	Participant Accounts: Accounts are periodically adjusted to reflect activity occurring since the previous valuation date including: contributions credited to and any distributions charged against accounts; interest, dividends and realized and unrealized gains or losses to the applicable investment funds; and stock and/or units of participation purchases and/or sales by the Trustee for the Plan. The benefit to which a participant is entitled is the value of the participant’s vested account at the applicable time.

d.	Vesting: Participant contributions plus actual earnings thereon are 100% vested at all times. Effective January 1, 2002, all participants are 100% vested in the employer contributions to the Plan.

e.	Investment options: The Plan consists of thirteen active funds and two inactive funds. Inactive funds are the Tredegar Corporation Common Stock Fund, which holds investments in common stock of Tredegar Corporation, and the NewMarket (formerly named Ethyl) Corporation Common Stock Fund, which holds investments in common stock of NewMarket Corporation.

Participants currently in the Plan may direct the investments of their account to any of the thirteen active funds, or in any combination thereof. Participants may not contribute to the two inactive funds nor transfer funds from other options into those funds. Dividends earned are reinvested in the active funds. Transfers may be made between active funds and out of the inactive funds. The portion of the Albemarle Corporation Common Stock Fund, which has been contributed by the Company, is reported as nonparticipant directed until transferred by the participant.

f.	Participant loans: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of the participant’s nonforfeitable account balance. The loans are collateralized by the balance in the participant’s account and bear interest at a rate of prime plus one percent as determined by the last day of the quarter preceding the loan origination date, for the life of the loan. Loan terms range from 1 to 30 years. The interest rate as of both December 31, 2009 and 2008 was 4.25%. Principal and interest is paid ratably through payroll deductions. The pension contribution account is not available for loans and is not taken into account in determining the maximum amount of a loan available to a participant.

ALBEMARLE CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan, continued:

g.	Payment of Benefits: Employees may decide whether benefits will be received directly in the form of a lump sum or rolled over to an individual IRA account or to another qualified plan. For the portion of the participant account invested in common stock of Albemarle Corporation, the participant can receive the distribution in either cash or Company stock. The Plan requires automatic payment when a participant terminates employment with benefits in the Plan of $1,000 or less. Those participants who terminate employment with benefit amounts in excess of $1,000 may leave their accounts in the Plan or request a distribution from the Plan at their own individual election. Absent an election, the amounts will remain in the Plan.

h.	Forfeitures: Forfeitures during a plan year serve to reduce required Company contributions. For the year ended December 31, 2009, $35,117 of forfeitures were used to reduce required Company contributions. As of December 31, 2009, there were $29,169 in forfeitures remaining from 2009, which may be used as a reduction of required Company contributions for the 2010 plan year.

i.	ESOP: Effective December 14, 2001, investments in the Albemarle Corporation Common Stock Fund, which are allocated to participants’ accounts, constitute an Employee Stock Ownership Plan (the “ESOP”). As a result, effective in 2002, participants may elect to have cash dividends paid on stock held by the ESOP and allocated to the participants’ accounts, distributed directly to them or reinvested. Distributions of dividends are included in benefit payments on the Statement of Changes in Net Assets Available for Benefits and totaled approximately $61,000 and $48,000 in 2009 and 2008, respectively.

Participants who have been employed by the Company for 3 years have the right to diversify the nonparticipant-directed portion of the Albemarle Stock. For new participants, the nonparticipant-directed portion of Albemarle Stock will become unrestricted on the third anniversary of their date of hire. However, contributions will remain as nonparticipant-directed until the participant elects to transfer the funds after the 3 year period.

2. Summary of Significant Accounting Policies:

General:

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

Accounting Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make significant estimates and assumptions that affect the reported amounts of assets as of the date of the financial statements and the reported amounts of changes in assets available for benefits during the reporting period. Actual results could differ from those estimates.

ALBEMARLE CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies, continued:

The Merrill Lynch Retirement Preservation Trust 2009 financial statements presented a change in the contract to fair value percentage for the 2008 values. As such, we have retroactively presented the fair value for this fund to $72,423,149 as compared to $72,676,376 in the 2008 financial statements.

Risks and Uncertainties:

Plan assets include various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Securities Valuation:

Investments are stated at values determined as follows:

Common stocks	-	Fair value based on the last published sale price on the New York Stock Exchange (or other major exchange).

Mutual funds	-	Net asset value of shares or units held by the Plan at year-end based on the quoted market value of the underlying assets. There are no restrictions on redemptions on this investment.

Equity Index Trust (common/collective trust)	-	Fair value based on the relative interest of each participating investor in the fair value of the underlying assets of the common collective trust. Trust investments are intended to mirror indices such as the Standard & Poor’s 500 Composite Stock Price Index. There are no restrictions on redemptions of this investment.

Retirement Preservation Trust (common/collective trust)	-	Net asset value of units held by the Plan at year-end, with the underlying assets valued as follows: investments in Guaranteed Insurance Contracts (“GIC’s”) and Bank Investment Contracts (“BIC’s”) with benefit responsive features are carried at cost plus accrued interest (“contract value”).

ALBEMARLE CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies, continued:

Retirement Preservation Trust (common/collective trust) - continued

However, the fair value of the fund is also presented. The fair value of the investment is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

Money market instruments and US Government agency obligations are valued at amortized cost, which approximates fair value. There are no participant restrictions on redemptions of this investment. However, if the Plan initiated a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

Money Market Funds	-	valued at cost which approximates fair value.

Loans to participants	-	included in Investments, with balances due at cost, which approximates fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan reports investment contracts held at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Retirement Preservation Trust investment amount in the Statement of Net Assets Available for Benefits is presented at its fair value and adjusted to contract value for the fully benefit-responsive investment contracts held in the Retirement Preservation Trust.

ALBEMARLE CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies, continued:

Securities Transactions and Related Investment Income:

Securities transactions are accounted for on a trade-date basis and dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the “net appreciation in fair value of investments” which consists of realized gains and losses and changes in the unrealized appreciation (depreciation) on those investments. Investment income is allocated to participant accounts in proportion to the participant’s account balance.

Payment of benefits:

Benefit payments are recorded when paid.

Administrative Expenses:

Administrative expenses associated with operating and managing the Plan are paid by the Company based on decisions by the plan administrator and his or her designees. The investment management fees are paid by the Plan.

3.	Investments:

The following table presents investments at fair value held at year-end that represent five percent (5%) or more of net assets available for benefits:

	2009		2008
Albemarle Corporation Common Stock Fund	$160,562,508	*	$101,006,426	*
Merrill Lynch Retirement Preservation Trust	66,140,725		72,423,149
Merrill Lynch Equity Index Trust XIII	29,425,019		25,107,368
PIMCO Total Return Port. Inst. Fund	30,501,369		20,448,175
The Oakmark Equity & Income Fund**	19,307,406		17,711,092

*	Nonparticipant-directed investments total $104,592,785 and $63,506,424 for 2009 and 2008, respectively.
**	The Oakmark Equity & Income Fund did not represent five percent (5%) or more of net assets available for benefits at year end 2009.

ALBEMARLE CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

3.	Investments, continued:

During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $105,541,069 as follows:

Common stocks	$69,802,448
Mutual funds	29,261,500
Common / Collective trusts	6,477,121

$105,541,069

4.	Federal Income Taxes:

The Plan has received a favorable determination letter dated February 28, 2003 stating that the Plan is qualified under Section 401 of the Internal Revenue Code (the “Code”) and is therefore exempt from federal income taxes. The Plan has since been amended and restated and an updated determination letter was requested on February 2, 2009. An updated determination letter is still pending; however, the plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable provisions of the Code. In 2009, the Plan adopted the authoritative guidance for uncertainty in income taxes and the Plan’s management has determined that the adoption of this authoritative guidance had no impact on the financial statements.

5.	Plan Termination:

Although Albemarle has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of the ERISA. In the event of Plan termination, the assets of the Plan shall be allocated to participants in proportion to their account balances as of the effective date of termination.

ALBEMARLE CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

6.	Fair Value Measurements:

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The inputs used to measure fair value are classified into the following hierarchy:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2	Unadjusted quoted prices in active markets for similar assets or liabilities, or

Unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or

Inputs other than quoted prices that are observable for the asset or liability, or

Inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3	Unobservable inputs for the asset or liability

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009:

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Albemarle common stock	$160,562,508	$—	$—	$160,562,508

Mutual funds – large cap	40,806,350	—	—	40,806,350

Mutual funds – fixed income	30,501,369	—	—	30,501,369

Mutual funds – international equity	25,538,274	—	—	25,538,274

Mutual funds – balanced fund	19,307,406	—	—	19,307,406

Mutual funds – small cap	19,250,705	—	—	19,250,705

Mutual funds – mid cap	12,626,698	—	—	12,626,698

Common stocks	11,566,508	—	—	11,566,508

Retirement Preservation Trust	—	66,140,725	—	66,140,725

Equity Index Trust	—	29,425,019	—	29,425,019

Money market funds	155,400	—	—	155,400

Loans to participants	—	—	6,578,565	6,578,565

Total assets at fair value	$320,315,218	$95,565,744	$6,578,565	$422,459,527

ALBEMARLE CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

6.	Fair Value Measurements, continued:

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Albemarle common stock	$101,006,426	$—	$—	$101,006,426

Mutual funds – large cap	32,672,355	—	—	32,672,355

Mutual funds – fixed income	20,448,175	—	—	20,448,175

Mutual funds – balanced fund	17,711,092	—	—	17,711,092

Mutual funds – international equity	16,819,417	—	—	16,819,417

Mutual funds – small cap	15,820,982	—	—	15,820,982

Mutual funds – mid cap	8,160,408	—	—	8,160,408

Common stocks	6,037,494	—	—	6,037,494

Retirement Preservation Trust	—	72,423,149	—	72,423,149

Equity Index Trust	—	25,107,368	—	25,107,368

Money market funds	153,616	—	—	153,616

Loans to participants	—	—	6,339,164	6,339,164

Total assets at fair value	$218,829,965	$97,530,517	$6,339,164	$322,699,646

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

See Note 2 for a description of the valuation methodologies for assets measured at fair value.

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2009.

Level 3 Assets Participant Loans

Balance, beginning of year	$6,339,164

Loans issued/repaid (net)	239,401

Balance, end of year	$6,578,565

ALBEMARLE CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

6.	Fair Value Measurements, continued:

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

Level 3 Assets Participant Loans

Balance, beginning of year	$6,128,693

Loans issued/repaid (net)	210,471

Balance, end of year	$6,339,164

7.	Related Party Transactions:

Certain Plan investments are shares of mutual funds managed by Merrill Lynch, the trustee of the Plan. Participants have the option of investing in the Merrill Lynch Equity Index Trust XIII and Merrill Lynch Retirement Preservation Trust. Purchases of 556,777 shares of Merrill Lynch Equity Index Trust XIII totaled $4,309,785 and purchases of 31,372,178 shares of Merrill Lynch Retirement Preservation Trust totaled $31,372,178 for the year ended December 31, 2009. Sales of 794,710 shares of Merrill Lynch Equity Index Trust XIII totaled $6,469,255 and sales of 44,738,773 shares of Merrill Lynch Retirement Preservation Trust totaled $44,738,773 for the year ended December 31, 2009. Participants also have the option of investing in the Albemarle Corporation Common Stock Fund. Purchases of 821,612 shares of Albemarle Corporation Common Stock Fund totaled $21,641,518 for the year ended December 31, 2009. Distributions made in and sales of 744,577 shares of the Albemarle Corporation Company Common Stock Fund totaled $19,654,468 for the year ended December 31, 2009.

8.	Unallocated Assets:

Unallocated assets at December 31, 2009 and 2008 were $331,253 and $198,326, respectively. Unallocated assets include forfeitures, interest and dividends receivable and cash held in money market funds. These unallocated assets are included in the Statements of Net Assets Available for Benefits as investments.

ALBEMARLE CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

9.	Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2009 and 2008, respectively, to Form 5500:

	2009	2008

Net assets available for benefits per the financial statements	$427,703,755	$335,189,103
Adjustment from contract value to fair value for fully benefit responsive investment contracts	(4,901,944)	(11,986,115)
Amounts allocated to withdrawing participants	(102,685)	(10,167)

Net assets available for benefits per the Form 5500	$422,699,126	$323,192,821

The following is a reconciliation of investment income per the financial statements for the year ended December 31, 2009 to Form 5500:

Total investment income per the financial statements	$112,207,996

Add: Adjustment from contract value to fair value for fully benefit responsive investment contracts	7,084,171

Total investment income per the Form 5500	$119,292,167

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2009 to Form 5500:

Benefits paid to participants per the financial statements	$47,389,994

Add: Amounts currently payable at December 31, 2009	102,685

Less: Amounts payable at December 31, 2008	(10,167)

Benefits paid to participants per the Form 5500	$47,482,512

ALBEMARLE CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

10.	Subsequent Events:

Effective January 1, 2010, the following amendments were made to the Albemarle Corporation Savings Plan:

a.	Costs associated with processing and administering hardship withdrawals and other expenses determined by the plan administrator shall be paid from the members’ accounts.

b.	A member may take a Qualified Reservist Distribution from the Plan. A Qualified Reservist Distribution is any distribution to a Member from the portion of a Member’s Before-Tax Account attributable to elective deferrals. The additional tax on early withdrawals does not apply to this distribution.

c.	Notwithstanding any provision of the Plan to the contrary that would otherwise limit the distribution of a benefit to a non-spouse Beneficiary, a non-spouse Beneficiary who is a designated Beneficiary may elect, at the time and in the manner prescribed by the plan administrator, to have any portion of an eligible rollover distribution paid via a trustee-to-trustee transfer directly to an individual retirement plan that is established to receive the distribution as specified by the non-spouse Beneficiary, in a direct rollover.

Effective April 1, 2010, the Plan allows participants to invest in the following new options:

a.	The Retirement Bank Account (“RBA”) – This account is an FDIC-insured, interest-bearing, money market bank deposit account.

b.	Lazard Emerging Markets Fund – This emerging market fund seeks long-term capital appreciation and invests at least 80% of assets in equity securities of companies whose principal business activities are located in emerging market countries.

c.	Western Asset Inflation Indexed Plus Bond Portfolio – This portfolio is a treasury inflation protected security which seeks to maximize total return, consistent with preservation of capital.

ALBEMARLE CORPORATION SAVINGS PLAN

SCHEDULE H, LINE 4i- SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2009

(a)	(b) Identity	(c) Description	(d) Cost*	(e) Fair Value
**	Merrill Lynch Retirement Preservation Trust	Collective trust invested in GIC’s, BIC’s, obligations of U.S. government agencies and high quality money market securities	$—	$66,140,725

	PIMCO Total Return Port. Instl. Fund	Mutual fund	—	30,501,369

**	Merrill Lynch Equity Index Trust XIII	Collective trust indexed to the S&P 500 Index	—	29,425,019

	Davis New York Venture Fund, Inc.	Mutual fund	—	17,158,511

	Franklin Small-Mid Cap Growth Fund	Mutual fund	—	12,626,698

	Templeton Foreign Fund	Mutual fund	—	10,965,045

	Oppenheimer Capital Appreciation Fund	Mutual fund	—	4,340,892

	Oppenheimer International Fund	Mutual fund	—	14,573,229

	The Oakmark Equity & Income Fund	Mutual fund	—	19,307,406

	Lord Abbett Small Cap Value Fund	Mutual fund	—	19,250,705

	American Growth Fund of America Fund	Mutual fund	—	13,097,369

	Van Kampen Growth & Income Fund	Mutual fund	—	6,209,578

**	Albemarle Corporation Common Stock Fund	$.01 par value, 4,414,696 shares	84,524,293	160,562,508

	NewMarket Common Stock Fund	$1.00 par value, 86,296 shares	—	9,904,174

	Tredegar Corporation Common Stock Fund	No par value, 105,078 shares	—	1,662,334

	CMA Money Fund	Cash-interest bearing – short term money market investments	—	155,400

**	Participant loans	Terms from 1-30 years with interest rates from 4.25% to 9.5%	—	6,578,565

	Total plan investments			$422,459,527

*	Cost information is not required for participant directed investments.
**	Denotes a party-in-interest to the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALBEMARLE CORPORATION SAVINGS PLAN

BY:	/s/ RICHARD J. DIEMER, JR
Richard J. Diemer, Jr.
Chairman of the Benefit Plans Investment Committee

Dated: June 28, 2010

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm